FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

The following is a presentation of Martin Marietta Materials, Inc. given on March 28, 2012 at the BB&T Capital Markets 6th Annual Commercial & Industrial Conference:

BB&T Capital Markets 6 th Annual Commercial & Industrial Conference March 28, 2012 1 Rock Solid Fundamentals. Positioned for the Long Term.

M A R T I N  M A R I E T T A  M A T E R I A L S
The Principles of our Strategy Remain Unchanged
Positioning
Uniquely positioned in an
attractive industry
Performance
Differentiated
performance

Growth
Multiple
long-term drivers
Long-term
superior performance

M A R T I N  M A R I E T T A  M A T E R I A L S
Long-Term Strategic Plan
Market attractiveness
drivers
#1 or #2 market position
High population growth or
density
Synergy opportunity “MLM template”
Acquisition currency
Asset swaps
Financing capacity
Joint ventures

Commitment to Strategy Yields Improved Positioning
Last 3-4 years, walked away from many deals
Evaluated over 30 potential transactions during 2011
Expansion of geographic footprint in Texas and Colorado
Investment of $91.6 million in business combinations
Asset swap

M A R T I N  M A R I E T T A  M A T E R I A L S
Disciplined acquisition strategy
Completed 3 acquisitions in 2011
Proposed business combination with Vulcan

Boerne
Fair Oaks Ranch
Bulverde
Timberwood Park
New Braunfels
Scenic Oaks
Bandera
Lakehills
Cross Mountain
Grey Forest
Hollywood Park
Garden Ridge
Shavano Park
Hill Country Village
Selma
Santa Clara
Helotes
Live Oak
Schertz
Cibolo
Castle Hills
Converse
Leon Valley
Alamo Heights
Balcones Heights
Kirby
San Antonio
Lackland AFB
China Grove
St Hedwig
Castroville
Hondo
Lacoste
Calaveras Lake

M A R T I N  M A R I E T T A  M A T E R I A L S
San Antonio Expansion
•
Acquisition of
–
6 aggregates quarries
–
2 ready mix plants
–
1 asphalt plant
•
High-growth area
•
Serve additional customers in a larger geographic footprint
•
Provides long-term reserves to replace current sites (> over 200M tons)
•
Integration completed

WA
ND
MN
WY
NV
UT
CO
NE
IA
KS
MO
IN
OH
WV
VA
MD
KY
NC
TN
OK
AR
SC
MS
AL
GA
TX
FL

Laramie
Ft. Collins
Greeley
Denver
Limon
Burlington
CO
Colorado Springs
Pueblo
Aggregates
Ready-Mix
Asphalt

M A R T I N  M A R I E T T A  M A T E R I A L S
Asset Exchange with Lafarge

Presence in Colorado
Presence in Colorado
•
Acquired Lafarge’s Denver, CO Front
Range assets:
– 10 aggregates quarries
– (200M tons reserves)
– 19 ready mix plants
– 12 asphalt plants
– Road paving business
•
Swapped River business
•
Integration in process

M A R T I N  M A R I E T T A  M A T E R I A L S
The Principles of our Strategy Remain Unchanged
Long-term
superior performance

Positioning
Uniquely positioned in an
attractive industry
Growth
Multiple
long-term drivers
Performance
Differentiated
performance

M A R T I N  M A R I E T T A  M A T E R I A L S
Our Differentiated Performance Profile

1
Highly disciplined
+
2
Low cost leader
+
3
Resilient pricing
performance
+
4
Attractive Specialty
Products business
+
5
Strong financial position
Superior
performance and
returns to
shareholders

M A R T I N  M A R I E T T A  M A T E R I A L S
Low Cost Leader
•
Declining costs
even as volume increased
2003 to 2006
•
Investment in new technologies
increased productivity
•
Low cost distribution network
30% by rail and water

Significant Headcount
Reduction
6,400
5,600
4,700
-27%
Note:  Headcount equal to average number of employees
2003 2006 2011
Hourly Salary

M A R T I N  M A R I E T T A  M A T E R I A L S
Resilient Pricing Performance

Aggregates Product Line Pricing Performance
3.3% 5.3% 2.7%
Average annual
increase since
1986
Increase
since
2006
Increase in
2011

M A R T I N  M A R I E T T A  M A T E R I A L S
Attractive Specialty Products Business

Operating Margin *
(%)
* Operating margin as % of net sales (excludes freight & delivery revenues)
41% of total 2011 operating profits
7%
29%
33%
2005 2010 2011
Investing $53M for new lime kiln
Chemical products
(water treatment;
pulp and paper)
13% of 2011 consolidated net sales
Key end uses / Product lines
Dolomite lime
(steel manufacturing;
raw material)
28%
71%
Operating Margin *
Net Sales
33%
$201M
Stone

M A R T I N  M A R I E T T A  M A T E R I A L S
Strong Financial Position
•
Balanced cash deployment
–
acquisitions
–
organic capital investment
•
CAPEX below DD&A
–
dividend distributions
•
$313M liquidity at
December 31, 2011
•
3.25X debt to EBITDA Ratio*

$M
* Refer to www.martinmarietta.com
for supporting calculations.
CAPEX
$0
$100
$200
$300
$400
2009 2010 2011
Operating cash flow +
proceeds from divestitures
Free cash flow *
–
2012 Ratio amendment

The Principles of our Strategy Remain Unchanged
Positioning
Uniquely positioned in an
attractive industry
Performance
Differentiated
performance

Growth
Multiple
long-term drivers
Long-term
superior performance
M A R T I N  M A R I E T T A  M A T E R I A L S

M A R T I N  M A R I E T T A  M A T E R I A L S
Multiple Long-Term Growth Drivers

Infrastructure renewal
Government funding expansion
Faster growing markets
Growth of Specialty Products
business
Powerful operating leverage
Our
long-term value
proposition
Key Drivers

ajc The Atlanta Journal-Constitution
Credible. Compelling. Complete.

THE NEWS&OBSERVER
newsobserver.com

THE PORT AUTHORITY OF NEW YORK & NEW JERSEY

For the health of the nation's economy and future air traffic growth, we must act now to bring technology to our airports.

USA TODAY ■ Home ■ News

Minn. bridge warning issued in 1990

CNN Opinion

The New York Times

U.S. Infrastructure Is in Dire Straits, Report Says

The Washington Post POSTLOCAL

Study: $2 trillion needed for U.S. infrastructure

GrowingBlue
Water. Economics. Life.

The Major Challenge of a Deteriorating Infrastructure in the United States

Environmentalism • suite101

Fragile Water Infrastructure in the US

US Water Systems are Extensive and Aging

Reader

Power Outage Cost Local Economy $100 Million

VirginiaTech Invent the Future | Virginia Tech News

Professor highlights failing U.S. water infrastructure in national press briefing

Need for Infrastructure Renewal

Expanding transit a necessity
Feds approve state’s plan for I-95 tolls
Gas tax is too low to meet current
(and future) infrastructure needs.
M A R T I N  M A R I E T T A  M A T E R I A L S

Government Funding is Evolving
M A R T I N  M A R I E T T A  M A T E R I A L S
Expired September 30, 2009
Current continuing resolution expires March 31, 2012
Likely 2013 before new bill
Introduced on Feb. 3, 2012
5-year bill
$260 B bill for highways & transit
Financing – energy revenues
House Republicans will not take
action until mid-April
Approved on March 14, 2012
2-year bill
$109 B bill with spending at
current funding levels (adjusted
for inflation)
Eliminates earmarks
American Energy & Infrastructure
Jobs Act of 2012
MAP 21 – Moving Ahead for
Progress in the 21
st
Century
Federal Highway Bill
Senate House

Texas Department of Transportation

NTTA
NORTH TEXAS TOLLWAY AUTHORITY

NORTH CAROLINA Turnpike Authority

MAJOR MOVES
Building Roads. Creating Jobs.

Vote Yes for Raleigh
Transportation and Housing Bonds

GDOT
Georgia Department of Transportation

State budgets at healthy levels
Set to play expanding role
— specific funding such as toll roads, gas taxes
— examples Texas, North Carolina, Georgia
Funding at the State Level
State Departments of Transportation
Toll Roads & Alternate Financing
Tax Initiatives
M A R T I N  M A R I E T T A  M A T E R I A L S

M A R T I N  M A R I E T T A  M A T E R I A L S
Long-Haul Distribution Network Serves Critical Markets

Nova Scotia
Bahamas
Jacksonville
Savannah
Morehead
City
Mobile/
Pensacola
Lake Charles
Tampa/
Pt. Manatee
Baltimore
Charleston
Cape Canaveral
Bermuda
New York City
From Nova Scotia
From Bahamas
Beaumont

M A R T I N  M A R I E T T A  M A T E R I A L S
IN SUMMARY
Rock Solid Fundamentals. Positioned for the Long Term.
Performance Positioning
•
Uniquely positioned in
attractive industry
— barriers, resilient
pricing, growing
market share
Growth

•
Differentiated
performance
— low cost leader,
disciplined, Specialty
Products business
•
Multiple long-term
drivers
— infrastructure
spending, powerful
leverage to volume
Long-term
superior performance

Appendix 20

M A R T I N  M A R I E T T A  M A T E R I A L S
Cautionary Note Regarding Forward Looking Statements

This presentation may include "forward-looking statements." Statements that include words such as "anticipate," "expect," "should be," "believe," "will," and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this presentation, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta's control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan's willingness to accept Martin Marietta's proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta's ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta's ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin
Marietta's ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; the combined company’s ability to pay dividends in the amounts anticipated; a downgrade of the credit rating of Vulcan's indebtedness, which could give rise to an obligation to redeem Vulcan's existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta's existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S.
Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta's and Vulcan's long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta's dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta's leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta's and/or
Vulcan's tax rate; violation of Martin Marietta's debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of
Martin Marietta's or Vulcan’s indebtedness; downward pressure on Martin Marietta's or Vulcan's common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta's and
Vulcan's filings with the SEC.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent report on Form 10-K, and any other documents of Martin
Marietta and Vulcan filed with the SEC.  Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.  Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

M A R T I N  M A R I E T T A  M A T E R I A L S
Important Additional Information

This presentation relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of
Vulcan for 0.50 shares of Martin Marietta common stock.  This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer
Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the
“Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) initially filed by Martin Marietta on December 12, 2011 with the SEC.  The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.  INVESTORS AND SECURITY HOLDERS
ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT MARTIN MARIETTA HAS FILED OR MAY
FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
In connection with the solicitation of proxies for Vulcan’s 2012 annual meeting of shareholders (the “Vulcan Meeting”), Martin Marietta filed a preliminary proxy statement on January 24, 2012 (as amended, the “Vulcan Meeting Preliminary Proxy Statement”) with the SEC and intends to file a definitive proxy statement in connection therewith (the “Vulcan Meeting Definitive Proxy Statement”). When completed, the Vulcan Meeting Definitive Proxy Statement and accompanying proxy card will be mailed to the shareholders of Vulcan. Martin Marietta also intends to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). INVESTORS AND
SECURITY HOLDERS ARE URGED TO READ THE VULCAN MEETING PRELIMINARY PROXY STATEMENT, THE VULCAN MEETING DEFINITIVE PROXY
STATEMENT, THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION.
All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to
Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).
Martin Marietta, its directors and executive officers and the individuals nominated by Martin Marietta for election to Vulcan’s Board of
Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta, its directors and executive officers are participants in any solicitation of proxies from Martin
Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Registration Statement, the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Vulcan Meeting
Preliminary Proxy Statement, or will be available in the Vulcan Meeting Definitive Proxy Statement or the Martin Marietta Meeting Proxy
Statement, as applicable.

M A R T I N  M A R I E T T A  M A T E R I A L S
Contact Information
Corporate Headquarters:
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, NC 27607
919-781-4500
Investor Relations:
919-788-4367
Website:
www.martinmarietta.com